SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of September 2010, National Financial Services Corp. lost control due to ownership of less than 25% of the Adams Harkness Small Cap Growth Fund (the "Fund") outstanding shares.  National Financial Services Corp. owned 15.51% of the Fund and thus no longer controlled the Fund as of that date.